Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended
	March 31
	2011	2010
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$5,783	3,977
Distributions less than equity in earnings of affiliates	(523)	(503)
Fixed charges, excluding capitalized interest*	348	409

	$5,608	3,883

Fixed Charges
Interest and debt expense, excluding capitalized interest	$262	302
Capitalized interest	112	119
Interest portion of rental expense	46	51

	$420	472

Ratio of Earnings to Fixed Charges	13.4	8.2

    *Includes amortization of capitalized interest totaling approximately $40 million in 2011 and $56 million in 2010.